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                            May 18, 2021

       Scott Staples
       Chief Executive Officer
       FIRST ADVANTAGE CORP
       1 Concourse Parkway NE, Suite 200
       Atlanta, Georgia 30328

                                                        Re: FIRST ADVANTAGE
CORP
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 7,
2021
                                                            CIK No. 0001210677

       Dear Mr. Staples:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Risk Factors, page 19

   1. We note your revised disclosure on page 117 regarding the multiple FTC consent decrees to which you
remain subject and that failure to comply with the decrees and/or relevant law or
regulations may subject you to increased risk. Please add related risk factor disclosure where
applicable.
       Certain Relationships and Related Party Transactions, page 143

   2. We note that you are party to a Services Agreement with your Sponsor that you intend to amend in connection
with this offering. Please quantify the fee payable to your Sponsor under the agreement and
ensure that the amended agreement is filed. Refer to Item
 Scott Staples
FIRST ADVANTAGE CORP
May 18, 2021
Page 2
      601(b)(10) of Regulation S-K. Alternatively, please tell us why you are not required to do
      so.
       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.



                                                          Sincerely,
FirstName LastNameScott Staples
                                                          Division of
Corporation Finance
Comapany NameFIRST ADVANTAGE CORP
                                                          Office of Trade &
Services
May 18, 2021 Page 2
cc:       Kenneth B. Wallach, Esq.
FirstName LastName